UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc announces new senior management structure

The Hague 27th May 2009. Royal Dutch Shell plc (“Shell”) today announced a series of changes to senior management roles and responsibilities, aimed at sharper focus on operating performance and technology. The changes will be effective as of 1st July 2009.

Peter Voser, who takes over from Jeroen van der Veer as Chief Executive Officer on 1st July 2009 said “this new structure will increase accountability in the company, and improve Shell’s performance on delivering new projects and developing new technologies.”

He continued “these changes will increase our focus, accelerate our plans to reduce complexity, corporate overheads and costs, and result in faster decision-making and delivery.”

Shell’s Upstream activities are currently managed in three separate organizations – Exploration & Production, Gas & Power, and Oil Sands. Upstream
will now consist of two businesses: Upstream Americas covering North and South
America, and Upstream International covering the rest of the world. Marvin Odum, currently Shell’s Executive Vice President for EP Americas, will become Director for Upstream Americas.  Malcolm Brinded, currently Shell’s Executive Director
Exploration & Production, will become Executive Director of Upstream
International.

There will also be changes in Downstream. In addition to the Refining, Marketing and Chemicals businesses, the Downstream portfolio will be expanded to include
Trading and Alternative Energy activities in Shell, excluding Wind, which will be part of Upstream. Downstream will continue to be led by Mark Williams as
Director.

A new business – Projects & Technology – will combine all of Shell’s major project delivery, technical services and technology capability covering both upstream and downstream. It will also oversee Shell’s safety and environment performance. Matthias Bichsel, who is currently Shell’s Executive Vice President for Exploration & Production Technology, will be the Director of this business.

Corporate functions will be refocused, with activities reallocated directly into the businesses, or consolidated into the portfolios of the Chief Financial
Officer, Simon Henry, and the Human Resources Director (to be re-titled Chief
Human Resources & Corporate Officer), Hugh Mitchell. Beat Hess continues as
General Council, and completes the re-shaped Executive Committee.

Shell’s Chief Executive Jeroen van der Veer commented “we have made good progress on simplification and improving efficiency in recent years, but the competition is not standing still, and neither is Shell.”

Peter Voser continued “the industry, and Shell, faces considerable challenges, from high costs, volatile energy prices, and competition for new projects”.
He continued “we must build on our recent momentum, improve our operating performance and increase the pace of strategy execution, to raise our competitive position. The changes we have announced will have a major impact on the organization. We will speed up our decision-making, and increase both personal responsibility and personal accountability”.

Notes for Editors

Following this reorganization, effective 1st July 2009, the Executive Committee of Shell will comprise CEO Peter Voser, CFO Simon Henry, Executive Director
Upstream International Malcolm Brinded, Upstream Americas Director Marvin Odum,
Downstream Director Mark Williams, Projects & Technology Director Matthias
Bichsel, Human Resources and Chief Corporate Officer Hugh Mitchell, General
Council Beat Hess. Roxanne Decyk, currently Shell’s Corporate Affairs and
Sustainable Development Director, will step down from the Executive Committee, and will head up Shell’s Government Affairs department based in Washington, reporting to the CEO. Three Executive Committee members will be on the Board:
CEO, CFO and Executive Director Upstream International.

Matthias Bichsel joined Shell in 1980 after obtaining a doctorate in geology from University of Basel, Switzerland.
He has worked for Shell companies in Bangladesh, Oman, Canada, Indonesia, the US and The Netherlands. In 1995, he was selected as director of Petroleum
Development Oman looking after exploration and deep oil field developments. In
1999, he transferred to Houston as managing director of Shell Deepwater Services involved in all aspects of Deepwater exploration and development on a global scale. From 2002 to 2006, he managed as Executive Vice President Shell’s global exploration activities and performance.
Matthias Bichsel was appointed Executive Vice President, Technical, Shell
Exploration and Production in March 2006, where he is currently responsible for delivering new upstream projects, and for the provision of technology applications and research. He is a member of the American Association of
Petroleum Geologists and the Society of Petroleum Engineers.

Marvin Odum joined Shell in 1982, and has a bachelor’s degree in mechanical engineering from the University of Texas at Austin and a master’s degree in business administration from the University of Houston.
He has worked in a variety of upstream technology and operations management roles in the company. He was CEO of global power company InterGen from
2003-2005. Marvin Odum is President of Shell Oil Company and Executive Vice
President for the Americas for Shell Exploration & Production.
Odum sits on the board of directors of the American Petroleum Institute (API)
and on its Policy Committee and Executive Committee. He also serves on the board of trustees of the National Urban League and on its Policy Committee. He sits on the board of directors of the Council of the Americas and is a member of the
Business Roundtable.
In addition, Odum is a commissioner of The Aspen Institute Dialogue and
Commission on Arctic Climate Change and a member of the Steering Committee for the Energy, Security, Innovation & Sustainability Initiative of The Council On
Competitiveness.
Contacts
Shell Investor Relations:
Den Haag  Tjerk Huysinga    +31 70 377 3996 / +44 207 934 3856
New York  Harold Hatchett    +1 212 218 3112

Shell Media Relations:
International, US, UK, European Press   +31 70 377 3600
The Netherlands Press     +31 70 377 8750

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this announcement, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2008
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, 27th May 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this announcement that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 27 May 2009	By:	/s/ Mark Edwards
	Name:	Mark Edwards
	Title:	Assistant Company Secretary